==========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                    ------------------------------------

                              AMENDMENT NO. 16
                                     to
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                    ------------------------------------

                                CONRAIL INC.

                         (Name of Subject Company)
                    ------------------------------------

                                CONRAIL INC.

                    (Name of Person(s) Filing Statement)
                    ------------------------------------

                  Common Stock, par value $1.00 per share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)
                    ------------------------------------

    Series A ESOP Convertible Junior Preferred Stock, without par value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                    N/A
                   (CUSIP Number of Class of Securities)
                    ------------------------------------

                             James D. McGeehan
                            Corporate Secretary
                                Conrail Inc.
                             2001 Market Street
                            Two Commerce Square
                      Philadelphia, Pennsylvania 19101
                               (215) 209-4000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


==========================================================================

                                INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996, November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997 and January 16, 1997 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On January 17, 1997, Conrail issued a press release announcing that Conrail shareholders apparently voted at the Pennsylvania Special Meeting against a proposal to amend the Conrail Articles to opt out of Subchapter 25E of the PBCL, but that the Conrail Board remains committed to the Merger. A copy of the press release is attached as Exhibit (a)(23) hereto and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(23) Text of press release issued by Conrail dated January 17, 1997 (incorporated by reference to Exhibit (a)(19) to the Second CSX 14D-9).

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                        ----------------------
                                        Name:  Timothy T. O'Toole
                                        Title: Senior Vice President--Finance


Dated as of January 21, 1997

                               EXHIBIT INDEX

Exhibit                         Description                      Page No.
-------                         -----------                      --------

*(a)(1) Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail Inc. dated October
               16, 1996, as amended (the "CSX
               14D-9"))........................................

*(a)(2)        Text of press release issued by Norfolk,
               dated October 23, 1996 (incorporated by
               reference to Exhibit (a)(8) to the CSX
               14D-9)...........................................

*(a)(3)        Text of press release issued by Conrail and
               CSX dated November 6, 1996.......................

*(a)(4)        Letter to shareholders of Conrail dated
               November 6, 1996.................................

*(a)(5)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(16) to the CSX 14D-9)....

*(a)(6)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(17) to the CSX
               14D-9)............................................

*(a)(7)        Text of press release issued by Conrail,
               dated November 8, 1996 (incorporated by
               reference to Exhibit (a)(18) to the CSX
               14D-9)............................................

*(a)(8)        Text of press release issued by Conrail and
               CSX, dated November 13, 1996 (incorporated by
               reference to Exhibit (a)(19) to the CSX
               14D-9)............................................

*(a)(9)        Text of press release issued by Conrail and
               CSX dated November 19, 1996 (incorporated by
               reference to Exhibit (a)(20) to the CSX
               14D-9)............................................

*(a)(10)       Text of press release issued by Conrail and
               CSX dated November 20, 1996 (incorporated by
               reference to Exhibit (a)(21) to the CSX
               14D-9)............................................

Exhibit                         Description                      Page No.
-------                         -----------                      --------

*(a)(11)       Text of press release issued by CSX dated
               November 21, 1996 (incorporated by reference
               to Exhibit (a)(22) to the CSX
               14D-9)...........................................

*(a)(12)       Text of press release issued by Conrail,
               dated November 25, 1996..........................

*(a)(13)       Text of press release issued by CSX, dated
               November 26, 1996 (incorporated by reference
               to Exhibit (a)(23) to the CSX 14D-9).............

*(a)(14)       Text of press release issued by Conrail and
               CSX dated December 5, 1996.......................

*(a)(15)       Text of press release issued by Conrail and
               CSX dated December 10, 1996 (incorporated by
               reference to Exhibit (a)(8) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail dated December 6,
               1996, as amended, relating to the second
               tender offer by CSX (the "Second CSX 14D-9"))....

*(a)(16)       Text of press release issued by CSX and
               Conrail dated December 19, 1996 (incorporated
               by reference to Exhibit (a)(12) to the Second
               CSX 14D-9).......................................

*(a)(17)       Text of press release issued by Conrail dated
               December 20, 1996 (incorporated by reference
               to Exhibit (a)(13) to the Second CSX 14D-9)......

*(a)(18)       Text of joint advertisement published by
               Conrail and CSX on December 10, 1996
               (incorporated by reference to Exhibit (a)(14)
               to the Second CSX 14D-9).........................

*(a)(19)       Text of joint advertisement published by
               Conrail and CSX on December 12, 1996
               (incorporated by reference to Exhibit (a)(15)
               to the Second CSX 14D-9).........................

*(a)(20)       Text of joint press release issued by Conrail
               and CSX on January 9, 1997 (incorporated by
               reference to Exhibit (a)(16) to the Second
               CSX 14D-9).......................................

*(a)(21)       Text of joint press release issued by Conrail
               and CSX on January 13, 1997 (incorporated by
               reference to Exhibit (a)(17) to the Second
               CSX 14D-9).......................................

Exhibit                         Description                      Page No.
-------                         -----------                      --------

*(a)(22)       Text of joint press release issued by Conrail
               and CSX dated January 15, 1997 (incorporated
               by reference to Exhibit (a)(18) to the Second
               CSX 14D-9).......................................

(a)(23)        Text of press release issued by Conrail dated
               January 17, 1997 (incorporated by reference
               to Exhibit (a)(19) to the Second CSX 14D-9)......

(b)            Not applicable...................................

*(c)(1)        Pages 4-5 and 9-14 of Conrail's Proxy
               Statement dated April 3, 1996 (incorporated
               by reference to Exhibit (c)(7) to the CSX
               14D-9)...........................................

*(c)(2)        Employment Agreement of Mr. David M. LeVan
               dated as of October 14, 1996 (incorporated by
               reference to Exhibit (c)(5) to the CSX 14D-9)....

*(c)(3)        Change of Control Agreement of Mr. David M.
               LeVan dated as of October 14, 1996
               (incorporated by reference to Exhibit (c)(6)
               to the CSX 14D-9)................................

*(c)(4)        First Amended Complaint in Norfolk Southern
               et al. v. Conrail Inc., et al., No. 96-CV-
               7167, filed on October 28, 1996 in the United
               States District Court for the Eastern
               District of Pennsylvania (incorporated by
               reference to Exhibit (c)(9) to the CSX 14D-9)....

*(c)(5) Second Amended Complaint in Norfolk Southern et. al. v. Conrail Inc., et al., No.
               96-CV-7167, filed on November 15, 1996 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(12) to the CSX 14D-9)...

*(c)(6)        Text of opinion of Judge Donald VanArtsdalen
               of the United States District Court for the
               Eastern District of Pennsylvania as delivered
               from the bench on November 20, 1996..............

*(c)(7)        Conrail's Definitive Proxy Statement, dated
               November 25, 1996................................

Exhibit                         Description                      Page No.
-------                         -----------                      --------

*(c)(8)        Answer and Defenses of Conrail, CSX and the
               individual defendants to Second Amended
               Complaint, and Counterclaim of Conrail and
               CSX in Norfolk Southern et al. v. Conrail
               Inc. et al., filed on December 5, 1996, in
               the United States District Court for the
               Eastern District of Pennsylvania.................

*(c)(9)        Second Amendment to Agreement and Plan of
               Merger dated as of December 18, 1996,
               (incorporated by reference to Exhibit (c)(10)
               to the Second CSX 14D-9).........................

*(c)(10)       Form of Amended and Restated Voting Trust
               Agreement (incorporated by reference to
               Exhibit (c)(11) to the Second CSX 14D-9).........

*(c)(11)       Text of opinion of Judge Donald VanArtsdalen
               of the United States District Court for the
               Eastern District of Pennsylvania as delivered from the bench on January 9, 1997
               (incorporated by reference to Exhibit (c)(12)
               to the Second CSX 14D-9).........................

*(c)(12)       Text of STB Decision No. 5 of STB Finance
               Docket No. 33220 dated January 8, 1997
               (incorporated by reference to Exhibit (c)(13)
               to the Second CSX 14D-9).........................


---------------------
* Previously filed